Exhibit 99.1

Grant of Share Options under Share Option Scheme

London: Wednesday, April 29, 2020: Hutchison China MediTech Limited (“Chi-Med”) (Nasdaq/AIM: HCM) announces that on April 28, 2020, in accordance with its new incentive policy outlined in its full year results announcement on March 3, 2020, it granted share options under the Share Option Scheme adopted by Chi-Med at its Annual General Meeting on April 24, 2015 (the “Share Option Scheme”).  The scheme limit of the Share Option Scheme was refreshed on April 27, 2020.

In 2019, Chi-Med had conducted a comprehensive review of its compensation and share-based incentives policies, which included benchmarking research on peer group U.S. and China biotech companies. The Company has established a new competitive policy to ensure that it is able to attract and retain top talent.

Chi-Med granted share options under its Share Option Scheme to employees to subscribe for a total of 9,891,500 Ordinary Shares represented by 1,978,300 American Depositary Shares (“ADSs”) (each equating to five Ordinary Shares) subject to the acceptance of the grantees.  Details of such share options granted prescribed are as follows:

Date of grant	:	April 28, 2020
Exercise price of share options granted	:	US$22.09 per ADS
Number of share options granted	:	9,891,500 represented by 1,978,300 ADSs (five share options shall entitle the holder thereof to subscribe for one ADS)
Closing market price of ADSs on the date of grant	:	US$22.09 per ADS
Validity period of the share options	:	From April 28, 2020 to April 27, 2030

Among the share options granted, a total of 2,483,300 share options represented by 496,660 ADSs  were granted to Mr Christian Hogg, Dr Weiguo Su and Mr Johnny Cheng (Executive Directors of the Company), being persons discharging managerial responsibility under the EU Market Abuse Regulation as follows:-

Grantee	Number of share options granted

Mr Christian Hogg (Executive Director and Chief Executive Officer)	1,291,700 Ordinary Shares represented by 258,340 ADSs
Dr Weiguo Su (Executive Vice President and Chief Scientific Officer)	789,700 Ordinary Shares represented by 157,940 ADSs
Mr Johnny Cheng (Executive Director and Chief Financial Officer)	401,900 Ordinary Shares represented by 80,380 ADSs

The notification set out below is provided in accordance with the requirements of the EU Market Abuse Regulation.

(a)	Mr Christian Hogg

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mr Christian Hogg
2	Reason for the notification
a)	Position/status	Executive Director and Chief Executive Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Hutchison China MediTech Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Option over American Depositary Share (each equating to five Ordinary Shares of US$0.10) Option over American Depositary Share with ADS ISIN: US44842L1035
b)	Nature of the transaction

Grant of options in respect of 1,291,700 Ordinary Shares (represented by 258,340 ADSs under the Share Option Scheme.

The share options granted are exercisable subject to a vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the effective date of grant.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	258,340

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2020-04-28
f)	Place of the transaction	Outside a trading venue

(b)	Dr Weiguo Su

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dr Weiguo Su
2	Reason for the notification
a)	Position/status	Executive Director and Chief Scientific Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Hutchison China MediTech Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Option over American Depositary Share (each equating to five Ordinary Shares of US$0.10) Option over American Depositary Share with ADS ISIN: US44842L1035
b)	Nature of the transaction

Grant of options in respect of 789,700 Ordinary Shares represented by 157,940 ADSs under the Share Option Scheme.

The share options granted are exercisable subject to a vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the effective date of grant.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	157,940

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2020-04-28
f)	Place of the transaction	Outside a trading venue

(c)	Mr Johnny Cheng

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mr Johnny Cheng
2	Reason for the notification
a)	Position/status	Executive Director and Chief Financial Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Hutchison China MediTech Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Option over American Depositary Share (each equating to five Ordinary Shares of US$0.10) Option over American Depositary Share with ADS ISIN: US44842L1035
b)	Nature of the transaction

Grant of options in respect of 401,900 Ordinary Shares represented by 80,380 ADSs under the Share Option Scheme.

The share options granted are exercisable subject to a vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the effective date of grant.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	80,380

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2020-04-28
f)	Place of the transaction	Outside a trading venue

About Chi-Med

Chi-Med (Nasdaq/AIM: HCM) is an innovative biopharmaceutical company committed, over the past twenty years, to the discovery and global development of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has a portfolio of eight cancer drug candidates currently in clinical studies around the world and extensive commercial infrastructure in its home market of China. For more information, please visit: www.chi-med.com.

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve risks and uncertainties.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM.  Chi-Med undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) Chi-Med@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile), jlo@brunswickgroup.com / +852 9783 6894 (Mobile), yzhou@brunswickgroup.com

Nominated Advisor
Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500